100 East Wisconsin Avenue Suite 3300 Milwaukee, WI 53202-4108 Phone 414.271.6560 Fax 414.277.0656
Geoffrey R. Morgan Direct 414.225.2752 Email grmorgan@michaelbest.com

April 20, 2005

United States Securities and Exchange Commission
Attn: Barbara C. Jacobs
Assistant Director
Office of Computers and Online Services
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:
Merge Technologies Incorporated
Preliminary Proxy Statement on Schedule 14A Filed March 11, 2005
File Number 0-29486

Dear Ms. Jacobs:

This will respond to your letter of April 19, 2005, regarding the legal and accounting comments to the above-referenced preliminary Proxy Statement. We have organized our responses in the same order as the comments set forth in your letters. Accordingly, each numbered response corresponds to the same numbered comment in each of your letters.

1.
The Registrant believes the composition of the governing body of the combined entity is not temporary. First, as disclosed in the Proxy Statement, the parties have agreed that the board of directors will consist of three current Cedara directors and eight current Merge directors. Thus, Merge directors will constitute a majority of the entire board following the closing. Consistent with historic Merge policy, director appointments will be for a one year period until the date of the next annual meeting which will occur in 2006. The Merge board will have the ability to fill a casual vacancy due to a board retirement. The transaction agreements and arrangements do not require that, if a casual vacancy is created by the retirement of a former Cedara board member, there is any obligation whatsoever to appoint another former Cedara-related individual to fill the vacancy.

The Nominating Committee is currently composed and, following the transaction, will continue to be composed, of three Merge directors. The nominating committee has sole discretion on recommendations for election to the board but does not have sole discretion on nominations. As disclosed in the Proxy Statement, a shareholder may nominate a candidate for the board of directors by following the procedures set forth on page 179. There are no plans, understandings or agreements to change the terms of reference or composition of the Nominating Committee subsequent to completion of the transaction. The Merge board of directors would not, however, be precluded from adding a former Cedara member to the Nominating Committee or to any other committee of the board. In any case, former Merge directors will constitute the majority of the members of, and continue to control, the nominating committee and, therefore, Merge does not expect that the composition of the board will change materially following the closing as a result of the transaction. There are no other plans or arrangements to define the board composition following the closing.

Second, as previously disclosed, Merge does not believe there exists a large minority voting interest in Cedara, which interest could influence the composition of the board following the closing.

Finally, Messrs. Linden, Veech, Mortimore and Noshay all have employment agreements with Merge which are summarized beginning on Page 164 of the Proxy Statement. The agreements are terminable upon 30 days' notice by either party but provide for significant severance payments if termination is without "cause." We note that the employment of any employee of a company can be terminated regardless of the existence of an employment agreement; in such case the issue becomes one of damages. Therefore, there is an economic cost to the company but there is not otherwise a prohibition on terminating the employment of any employee.

2.
The Registrant has updated pages 28, 29, 171, 174 and 175 of the Proxy Statement to reflect the inclusion of an estimated in-process research and development charge of approximately $15 million based on additional preliminary information received from the valuation firm engaged to assist in this transaction. Based on a preliminary review of the research and development projects currently underway at Cedara, Merge has identified the projects which it believes may qualify as in-process research and development (IPR&D). IPR&D represents incomplete Cedara research and development projects that have not reached technological feasibility and are anticipated to have no alternative future use when acquired. The nature of the efforts to develop the in-process technology into commercially viable products are expected to principally relate to the completion of all planning, designing, prototyping, verification and testing activities that are necessary to establish that the technology can be produced to meet its design specification, including function, features and technical performance requirements.

  Based on Merge's preliminary estimates of discounted net cash flows from these products, Merge estimates that $15 million of the purchase price represents purchased IPR&D. This amount is primarily related to projects associated with the Cedara next generation PACS workstation, OEM imaging platforms and image acquisition console projects which have not yet reached technological feasibility and currently have no alternative future use. This amount will be expensed in Merge's consolidated financial statements as a non-tax-deductible charge.

3.
The Registrant's response to prior comment number 4 of the SEC letter dated March 30, 2005 was meant to summarize the general types of anticipated acquired intangible assets. In addition, the Registrant meant to refer to Topic 3.IIG(1)(f) of the Division of Corporation manual entitled "Accounting Disclosures Rules and Practices" and as such apologizes for the inaccurate reference. The Registrant has since received additional preliminary information from the engaged valuation firm to support an estimated allocation of the $60 million acquired intangible assets to individual components. Therefore, the Registrant has updated pages 171 and 175 of the Proxy Statement to reflect intangible assets as follows:

a.
Software technology of approximately $15 million;
b.
Systems technology of approximately $27 million; and
c.
Customer relationships of approximately $18 million.

Merge anticipates that the estimated fair value of each of these amortizable intangible assets will be amortized over a six-year period, although this life is also preliminary in nature.

4.
The Registrant's response to prior comment number 6 of the SEC letter dated March 30, 2005 was to describe general types of service obligations anticipated based on high level conversations held with Cedara management. Maintenance obligations resulting in deferred revenue would be valued at the cost, including salaries and applicable direct overhead, to maintain a service department offering technical and telephone support to customers to which this obligation exists as well as normal margin on such costs. These legal obligations exists from prepaid service contracts that Cedara is legally obligated to perform for a period into the future (generally 6 - 12 months). Deferred revenue for "Professional service obligations, including engineering projects" should have been more accurately characterized as professional installation and training services and would consist of the costs, including salaries and applicable overhead, to provide these contracted services as well as a normal margin on such costs, where customer fees were prepaid and there exists a legal obligation to complete the installation of hardware purchased by the customer or to provide post-sale training and consulting services. The Registrant anticipates that the fair value of deferred revenue related to such legal obligations of Cedara would be approximately $2 million less than the existing balance on Cedara's balance sheet. Therefore, the Registrant has included an adjusting entry on page 174 and resulting changes to pages 28, 29, 171 and 175 of the Proxy Statement to reflect this fair value adjustment.

5.
The requested revisions have been made on Page 98 of the Proxy Statement.

6.
The requested information has been added to Page 147 of the Proxy Statement. Merge does not have any other material anti-takeover provisions in its Articles of Incorporation or Bylaws. A summary of Merge's Articles of Incorporation and Bylaws and of the provisions of the Wisconsin Business Corporation Law relating to shareholder rights can be found in the Proxy Statement beginning on Page 128.

Filed along with this letter is a revised Preliminary Proxy Statement on Schedule 14A, revised to reflect the matters described above and to reflect certain other updated information. To expedite your review, we are also sending you marked copies of the revised Preliminary Proxy Statement, marked to show changes from the Preliminary Proxy Statement filed on April 8, 2005.

In connection with this filing, we represent that Merge hereby states the following:

  a.
  Merge acknowledges that Merge is responsible for the adequacy and accuracy of the disclosure in this filing;

  b.
  Merge acknowledges that the Staff's comments or changes to disclosure in response to the Staff's comments do not foreclose the SEC from taking any action with respect to this filing; and

  c.
  Merge represents that it may not assert the Staff's comments as a defense in any proceeding initiated by the SEC or any person under the United States federal securities laws.

Please contact Geoffrey R. Morgan at (414) 225-2752 with any questions you may have or for any further information you may require.

Sincerely,

MICHAEL BEST & FRIEDRICH LLP

/s/ Geoffrey R. Morgan

Geoffrey R. Morgan

GRM:mkb

cc:
Mr. Perry Hindin
Mr. Pat Gilmore
Mr. Richard Linden

bcc:
Mr. Scott Veech